SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 7, 2004

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y	Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o	No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o	No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o	No: y

Enclosure:

A copy of the press release that is being issued today by Philippine Long Distance Telephone Company, entitled “PLDT ACCELERATES DEBT REDUCTION PROGRAM, EXPECTS TO REDUCE DEBTS BY US$450 MILLION IN 2004”.

December 7, 2004	SECURITY CODE: CM-040

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release entitled “PLDT ACCELERATES DEBT REDUCTION PROGRAM, EXPECTS TO REDUCE DEBTS BY US$450 MILLION IN 2004”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Enc.

December 7, 2004

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release entitled “PLDT ACCELERATES DEBT REDUCTION PROGRAM, EXPECTS TO REDUCE DEBTS BY US$450 MILLION IN 2004”.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  7 December 2004

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________________

________________________________________________________________________

________________________________________________________________________

11.              Item 9 – Other Events

Attached hereto is a press release entitled “PLDT ACCELERATES DEBT REDUCTION PROGRAM, EXPECTS TO REDUCE DEBTS BY US$450 MILLION IN 2004”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 7 December 2004

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

Press release

PLDT ACCELERATES DEBT REDUCTION PROGRAM, EXPECTS TO REDUCE DEBTS BY US$450 MILLION IN 2004

MANILA, Philippines, December 7, 2004 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) announced today that it has issued a notice to prepay on December 20, 2004 approximately US$106 million remaining balance under its US$145 million Multicurrency Term Loan Facility (“the facility”). PLDT elected to prepay the facility two years ahead of its final maturity in order to accelerate the deleveraging of the fixed line business and to realize interest savings. As a result of the early repayment of this facility, PLDT expects to increase its total debt reduction for the year from the last announced target debt reduction of US$350 million to US$450 million.

The facility, which was signed in September 2002 as part of PLDT’s liability management program, was drawn down in June and December 2003 to refinance part of the principal amounts outstanding under two existing term loans. The facility consisted of Japanese yen and US dollar tranches, payable in six equal semi-annual installments beginning June 2004 with final maturity on December 2006. Interest on the yen tranche and US-dollar tranche was six-month Yen-Libor plus 385 bps and six-month USD-Libor plus 365 bps, respectively. PLDT will be prepaying the balance of JPY7.276 billion and US$35.5 million under the yen tranche and US-dollar tranche, respectively.

“We consider our efforts to accelerate our debt reduction program to be a prudent move that would not only generate interest savings but also improve our balance sheet profile and mitigate our risk exposures,” explained Napoleon L. Nazareno, President and CEO of PLDT and Smart. “By the end of the year, PLDT’s fixed line debt balance would be about US$2 billion, on track to achieve our target to reduce our debt balance to below US$1.5 billion by the end of 2006,” added Nazareno.

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This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No. 816-8213 Fax No. 844-9099	Anna V. Bengzon Tel. No. 816-8024 Fax No. 810-7138	Ramon R. Isberto Tel. No. 816-8468 Fax No. 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless and information communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, cellular and satellite network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American depositary shares are listed on the New York Stock Exchange (NYSE:PHI) and the Pacific Exchange. PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.ph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: December 7, 2004